December 12, 2014

VIA EDGAR and Federal Express

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:	Energy 11, L.P. Amendment No. 5 to Registration Statement on Form S-1 Filed December 3, 2014 CIK No. 1581552

Dear Mr. Schwall:

On behalf of our client, Energy 11, L.P. (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 4, 2014, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and Amendment No. 6 to the Registration Statement (“Amendment No. 6”).

For the Staff’s convenience, we have recited the comments from the Staff in this letter in bold type and have followed each comment with the Partnership’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the Amendment No. 4 to the Registration Statement submitted on November 21, 2014), all page references herein correspond to the page of Amendment No. 6.

As Mr. von Holtzendorff previously requested when we filed the Registration Statement, we are sending, via Fedex, five color copies of the Amendment No. 6 showing revision marks.

Amendment No. 4 to Registration Statement on Form S-1

General

Exhibit 1.1. Exclusive Dealer Manager Agreement

1.
The staff acknowledges receipt of your response to comment number 4 found in your response letter dated November 21, 2014.  Your response does not address how Paragraph 4(n) of the Exclusive Dealer Manager Agreement complies with Rule 15c2-4.  Rule 15c2-4(b)(2) requires that all such funds are promptly transmitted to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein and to transmit or return such funds directly to the persons entitled thereto when the appropriate event or contingency has occurred.  The description of the return of funds in the Exclusive Dealer Manager Agreement, as well as the obligations as contained in the Escrow Agreement do not appear to comply with 15c2- 4(b)(2).  The Escrow Agreement and Exclusive Dealer Manager Agreement should be restructured in a manner that complies with Rule 15c2-4.

Response:  The Partnership has revised the Exclusive Dealer Manager Agreement, the Escrow Agreement and the disclosure in the Prospectus to provide for the return of funds directly to the persons entitled thereto in response to the Staff’s comment.

Exhibit 10.1.  Form of Escrow Agreement

2.
The staff acknowledges receipt of your response to comment number 5 found in your response letter dated November 21, 2014.  We agree that the Escrow Agreement contains no exceptions to the Dealer Manager’s obligation to transmit Cash Investment Instruments to the Escrow Agent.  Please explain whether there are any exceptions to the explicit timing requirement that the Dealer Manager shall, by noon (Eastern time) of the next Business Day, wire to Escrow Agent funds aggregating the sum total of all Cash Investment Instruments received the previous Business Day.  If there are any exceptions to the timing requirement please state what they are and explain how any such exceptions complies with the prompt transmittal requirements under Rule 15c2-4.

Response:  In accordance with the Securities and Exchange Commission Interpretation of Application of Rule 15c2-4 to Direct Participation Program Offerings (FINRA Notice 84-64) and Suggested Escrow Agreement Provisions for Members Compliance with Securities Exchange Commission Rule 15c2-4 (FINRA Notice 87-61), the Dealer Manager Agreement, the Escrow Agreement and the related disclosures have been amended to provide that the Dealer Manager shall promptly, upon receipt of Cash Investment Instruments received from prospective purchasers of units, transmit such Cash Investment Instruments together with a copy of the executed Subscription Agreement or copy of the signature page of such agreement, stating among other things, the name of the purchaser, current address, and the amount of the investment to the Escrow Agent by the end of the next business day following receipt of the subscription and the related Cash Investment Instruments at the office of the Dealer Manager where internal supervisory review is conducted and, if received at any offsite branch office of the Dealer Manager which does not perform internal supervisory review, the funds will be transmitted to the Escrow Agent by the end of the second business day following receipt at such branch office of the Dealer Manager.  The definition of Cash Investment Instruments in the Escrow Agreement has been revised to reflect that only checks made payable to the Escrow Agent will be transferred by the Dealer Manager to the Escrow Agent.  The Subscription Agreement and related disclosure have also been revised to reflect that investors must make their subscription checks payable to the Escrow Agent.

Amendment No. 5 to Registration Statement on Form S-1

Exhibit 5.1, Legality Opinion

3.
We note that the legality opinion contains the following assumption:  “[i]n rendering the opinion herein provided, we have … assumed … the due execution and delivery of all relevant documents by all parties thereto” [emphasis added]. Please note that it is not appropriate for counsel to include an assumption about due execution and delivery that includes due execution and delivery by counsel’s own clients. Please obtain a revised legality opinion in which the scope of the assumption about due execution and delivery has been narrowed appropriately.  Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011), which is available at http://www.sec.gov/interps/legal/cfslb19.htm.

Response:  The Partnership has received a revised legality opinion from its counsel that addresses the Staff’s comment.

Should the Staff have additional questions or comments concerning the foregoing, please contact George G. Young III at (713) 547-2081.

Sincerely,

/s/ George G. Young III
George G. Young III
Haynes and Boone, LLP
(713) 547-2081
guy.young@haynesboone.com

cc:	Dave McKenney Energy 11 GP, LLC